UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras informs about payment of Interest on Capital and Dividends

Rio de Janeiro, May 15, 2019 - Petróleo Brasileiro S.A. - Petrobras informs that will pay, on Monday, 05/20/2019, the last installments of shareholders remuneration for the 2018 fiscal year, one of that as Interest on Capital (IOC), based on shareholding positions as of 12/21/2018, in connection to the Material Fact released on 12/18/2018, and another one as dividends to preferred shareholders, based on shareholding positions as of 04/25/2019, in connection to the Material Fact released on 02/27/2019.

The amount of the installment to be paid will be adjusted by Selic interest rate from 12/31/2018 to 05/20/2019 interest rate adjustment calculation, as listed below:

Common Shares (ON)	IOC
Amount in Reais per common share	R$	0,050000
Selic rate adjustment	R$	0,001183
Total Amount	R$	0,051183

Preferred Shares (PN)	IOC
Amount in Reais per preferred share	R$	0,700000
Selic rate adjustment	R$	0,016563
Total Amount	R$	0,716563

Preferred Shares (PN)	Dividends
Amount in Reais per preferred share	R$	0,019043
Selic rate adjustment	R$	0,000451
Total Amount	R$	0,019494

The amount of R$ 0,05 per common share and R$ 0,70 per preferred share related to IOC will be subject the applicable tax rate.

On the amounts corresponding to monetary restatement of R$ 0,001183 per common share and R$ 0,016563 and R$ 0,000451 per preferred share, there will be an income tax rate of 22.5%.

The withholding income tax, mentioned above, will not be applied to shareholders who legally prove their status as immune and exempt.

The IOC and dividends not claimed within three years, as of the date of payment (05/20/2019), will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

CREDIT INSTRUCTIONS

Payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares

All shareholders who have their registration duly updated, will have their rights automatically credited to their bank accounts on the date of payment.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), considering the record dates informed in the Material Fact mentioned above, the payment will be made from 05/28/2019 by BNY Mellon, depositary bank of ADRs. Information and clarifications may be obtained at www.adrbnymellon.com

More information can be obtained through any Bradesco branch or by calling 0800-7011616.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer